SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*


                          TRANSMONTAIGNE OIL COMPANY
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                  893934 10 9
                                 (CUSIP Number)

                                     Nick Nimmo
                               Holme Roberts & Owen LLC
                               1700 Lincoln, Suite 4100
                                 Denver, Colorado 80203
                                     (303) 861-7000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    June 4, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 893934 10 9              13D               Page  2  of  5
Pages


     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Cortlandt S. Dietler, S.S.# ###-##-####


     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


(a) / /


(b) / /

     3      SEC USE ONLY


     4      SOURCE OF FUNDS*
            Not Applicable


     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)
   / /


     6      CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.


               NUMBER OF                 7      SOLE VOTING POWER

                SHARES                           1,900,540

             BENEFICIALLY                8      SHARED VOTING POWER

               OWNED BY                         0

                 EACH                    9      SOLE DISPOSITIVE POWER

              REPORTING                          1,900,540

                PERSON                   10      SHARED DISPOSITIVE POWER

                 WITH                            0


     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
           1,900,540


     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
            / /


     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            9.1%


     14     TYPE OF REPORTING PERSON*
            IN

                         SCHEDULE 13D

Item 1.  Security and Issuer.

  This Statement on Schedule 13D (the Schedule 13D) relates to the Common Stock (the "Common Stock"), par value $.01 per share, of TransMontaigne Oil Company (formerly Sheffield Exploration Company, Inc.), a Delaware corporation ("TransMontaigne" or "the Company"). The principal offices of TransMontaigne are at 370 Seventeenth Street, Suite 900, Denver, Colorado 80202.

  Item 2.  Identity and Background.

  (a)  Cortlandt S. Dietler, a natural person

  (b)  370 Seventeenth Street, Suite 900
         Denver, Colorado  80202

  (c) Mr. Dieter is the President and Chief Executive Officer of TransMontaigne.

  (d) Mr. Dieter has never been convicted in a criminal proceeding.

  (e) Mr. Dietler is not currently and has never been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f) Mr. Dietler is a citizen of the United States of America.

  Item 3.  Source and Amount of Funds or Other Consideration.

  On June 4, 1996, TransMontaigne Oil Company ("Old TransMontaigne") merged (the "Merger") into Sheffield Exploration Company, Inc. ("Sheffield"), pursuant to a Restated Agreement and Plan of Merger dated as of February
  6, 1996 between Sheffield and Old TransMontaigne (the "Merger Agreement"). Sheffield, which was the surviving corporation, changed its name to TransMontaigne Oil Company. Pursuant to the Merger Agreement, at the effective time of the Merger each share of common stock of Old TransMontaigne ("Old Common Stock") was converted into one share of Common Stock.

  Prior to the Merger, Mr. Dietler beneficially owned 1,850,540 shares of Old Common Stock (the "Old TransMontaigne Shares").
  Following the Merger, Mr. Dietler beneficially owned
  1,850,540 shares of Common Stock.

  The source of consideration used by Mr. Dietler in acquiring the 1,850,540 shares of Common Stock reported as beneficially owned in Item 5 hereof was 1,850,540 Old
  TransMontaigne Shares.

  Item 4.  Purpose of Transaction.

  Mr. Dietler acquired the shares of Common Stock disclosed in
  Item 5 of this Schedule 13D in order to continue his substantial investment position in the entity surviving the Merger. Mr. Dietler intends to participate in and influence the affairs of the Company through the exercise of his voting rights with respect to the New TransMontaigne Shares he owns.

  Except as described above, at the present time Mr. Dietler does not have any plan or proposal that would relate to any transaction, change or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D form.

  Item 5.  Interest in Securities of the Issuer.

  (a) As of June 4, 1996, Mr. Dietler beneficially owned 1,850,540 shares of outstanding Common Stock and options to acquire 50,000 currently unissued shares of Common Stock, for a total of 1,900,540 shares, constituting approximately 9.1% of the 20,799,133 shares of Common Stock outstanding as of June 4, 1996.

  (b) Mr. Dietler has the sole power to vote and sole power to dispose of all shares of Common Stock he holds.

  (c)    Not applicable.

  (d) To the best knowledge of Mr. Dietler, no person has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the shares of Common Stock owned by him.

  (e)    Not applicable.

  Item 6.  Contracts, Arrangements or Understanding with
  Respect to Securities of the Issuer

  None.

  Item 7.  Material to be Filed as Exhibits.

  None.

                          SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  6/12/96
  Date
  /s/ Cortlandt S. Dietler
  Signature

  Cortlandt S. Dietler
  Name/Title